Exhibit 99.52

VIA ELECTRONIC TRANSMISSION

March 16, 2018

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	CANNTRUST HOLDINGS INC
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual Meeting of Security Holders for the subject issuer:

1	ISIN:	CA1378002077
CA1378003067

	CUSIP:	137800207
137800306

2	Date Fixed for the Meeting:	May 22, 2018

3	Record Date for Notice:	April 12, 2018

4	Record Date for Voting:	April 12, 2018

5	Beneficial Ownership Determination Date:	April 12, 2018

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON RESTRICTED

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON RESTRICTED

8	Business to be conducted at the meeting:	Annual

9	Notice-and-Access:
	Beneficial Holders:	YES
	Registered Shareholders:	YES
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,

TSX Trust Company

“Rosa Vieira "

Senior Relationship Manager

Rosa.Vieira@tmx.com

301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1	www.tsxtrust.com